Exhibit (21)

Target Corporation
(A Minnesota Corporation)

List of Significant Subsidiaries
(As of February 1, 2020)

Target Brands, Inc. (MN)
Target Capital Corporation (MN)(a)
Target Enterprise, Inc. (MN)
Target General Merchandise, Inc. (MN)

(a) This entity was merged into Target Brands, Inc. effective February 2, 2020.

Subsidiaries not included in the list are omitted because, considered in the aggregate as a single subsidiary, they do not constitute a significant subsidiary.